[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

April 5, 2010

VIA EDGAR AND FASCIMILE

Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Metals USA Holdings Corp.

Amendment No. 8 to Registration Statement on Form S-1

Filed on March 26, 2010

File No. 333-150999

Dear Ms. Block:

On behalf of Metals USA Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the filing referenced above, which you delivered in a letter dated April 2, 2010.

We are providing under separate cover five copies of Amendment No. 9 to the above-referenced Registration Statement (“Amendment No. 9”), which reflects the Company’s responses and additional and revised disclosure. Two copies of Amendment No. 9 are marked to show changes from the filing of Amendment No. 8 to the Registration Statement on Form S-1 on March 26, 2010. We are providing courtesy copies of Amendment No. 9, clean and marked, to Kristin Shifflett, Margery E. Reich and Lauren Nguyen of the Staff.

April 5, 2010

For your convenience, the text of the Staff’s comments is set forth in bold followed by the Company’s responses. All page references in the responses set forth below refer to pages of the Amendment No. 9. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Registration Statement on Form S-1

Prospectus

Summary Historical Consolidated Financial Data, page 14

1.	Refer to the Pro Forma presentation on page 14. Please provide us with a schedule of the adjustments to Total Liabilities as of December 31, 2009.

Response: The Company supplementally advises the Staff that the pro forma adjustments to Total Liabilities are as follows:

	Historical December 31, 2009	Adjustments for Use of Offering Proceeds		Pro Forma December 31, 2009
	(in millions)
Current liabilities:
Accounts payable	$56.4	$—		$56.4
Accrued liabilities	38.9	(7.9	)(a)	31.0
Current portion of long-term debt	0.1	—		0.1

Total current liabilities	95.4	(7.9)		87.5
11 1/8 Senior Secured Notes due 2015 (Metals USA Notes)	226.3	—		226.3
Senior Floating Rate Toggle Notes due 2012 (2007 Notes)	161.1	(161.1	)(b)	—
Senior Secured Asset-Based Revolving Credit Facility (ABL facility)	75.0	—		75.0
Industrial Revenue Bond	5.7	—		5.7
Other long-term debt	0.1	—		0.1
Deferred income tax liability	84.8	—		84.8
Other long-term liabilities	23.1	—		23.1

Total liabilities	$671.5	$(169.0)		$502.5

Notes:

(a) Accrued interest portion of debt extinguishment of 2007 Notes for the period from October 1, 2009 through anticipated extinguishment of the 2007 Notes subsequent to completion of the offering.

(b) Debt extinguishment of 2007 Notes, which is net of approximately $2.6 million of remaining unamortized original issue discount, as of December 31, 2009. Total estimated approximate cash outlay for debt extinguishment: $161.1 + $2.6 + $7.9 = $171.6

April 5, 2010

The Company has revised pages 12 and 35 of the Registration Statement to clarify that the carrying value of the 2007 Notes reflected on the Company’s financial statements is net of approximately $2.6 million of remaining unamortized original issue discount, as of December 31, 2009.

Dilution, page 41

2.	We understand how you have derived your net tangible book deficit as of December 31, 2009. However, it is unclear how you calculated the net tangible book deficit per share of ($7.39) as of December 31, 2009. Please provide us with your calculation of this per share measure. We may have further comments upon review of your response.

Response: The Company supplementally advises the Staff that the calculation of net tangible book deficit per share as of December 31, 2009 is as follows:

Historical December 31, 2009
(in millions)
Total stockholders’ deficit	$(43.7)
Less:
Goodwill	(45.6)
Intangible assets, net	(8.4)
Deferred financing costs	(10.8)

Net tangible book deficit	(108.5)
Shares outstanding at December 31, 2009 (1)	25.6

Net tangible book deficit per share	$(4.24)

Notes:

(1) Adjusted for 1.7431-for-1 stock split.

The Company has revised the disclosures of net tangible book value per share as of December 31, 2009 and the tables related thereto to reflect the 1.7431-for-1 stock split.

3.	In addition, please supplementally reconcile the Pro Forma Total Stockholders’ Equity balance from page 39 ($134.5 million) to the Pro Forma Net Tangible Book Value on page 41 ($66.0 million).

Response: The Company supplementally advises the Staff that it has revised the presentation of Pro Forma Net Tangible Book Value as December 31, 2009 on page 39 of the Registration Statement to agree to the Pro Forma Total Stockholders’ Equity balance on page 41 of the Registration Statement.

April 5, 2010

Liquidity and Capital Resources Cash Flows, page 57

4.	In the discussion of cash flow items for each year, it appears you have revised your discussion to describe your capital expenditures as related to “repair and maintenance”. This description is not consistent with your stated accounting policy (page F-9) which represents that expenditures for repairs and maintenance are charged to expenses when incurred. In addition, it does not appear to be in accordance with GAAP. Please supplementally describe the significant components of your capital expenditures for each of the fiscal years presented. We may have further comments upon review of your response.

Response: The Company supplementally advises the Staff that the term “maintenance capital expenditures” refers to capital expenditures for replacement of long-term, productive assets such as plant and machinery. Only costs that appreciably extend the life, increase the capacity or improve the efficiency or safety of a plant or equipment are capitalized. Repair and maintenance costs, which include expenditures made to maintain an existing asset in usable condition without extending the asset’s useful life or significantly increasing its capacity, are expensed as incurred in accordance with the Company’s policy, and are not included in the capital expenditure amounts discussed below.

The significant components of our capital expenditures for the fiscal years ending December 31, 2007, 2008, and 2009 were (i) expansion capital expenditures, and (ii) replacement capital expenditures.

For the fiscal year ended December 31, 2007, expansion capital expenditures totaled $14.2 million, and consisted principally of facility expansions, additions of new, more technologically advanced automated equipment (cranes, sawing and cutting equipment, etc…, and the purchase of land and buildings). Replacement capital expenditures amounted to $7.3 million and consisted primarily of expenses to replace existing machinery and equipment.

For the fiscal year ended December 31, 2008, expansion capital expenditures totaled $5.8 million, and consisted principally of purchases of new laser and plasma cutting equipment. Replacement capital expenditures amounted to $6.4 million and consisted primarily of existing machinery and equipment.

For the fiscal year ended December 31, 2009, our total capital expenditures were $4.1 million, all of which was attributable to expenses to replace existing machinery and equipment.

April 5, 2010

Financial Statements

Note 11. Stockholders’ Equity, page F-28

5.	Compare the disclosure here which states that as of November 28, 2005, you were authorized to issue 100,000,000 shares of common stock with disclosure on page S-6 which provides that the Certificate of Incorporation was amended to authorize an increase from 30,000,000 shares to 140,000,000 shares on March 19, 2010. Please clarify the inconsistency or advise.

Response: The reference to the Company being authorized to issue 100,000,000 shares of common stock as of November 28, 2005 was a clerical error. The Company has revised the Registration Statement on pages F-28 and S-6 in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

6.	We note the use of a “to be issued” modification to the accountant’s report and assume this paragraph will be removed prior to effectiveness of the document, and that the related accountants’ consent will be tiled as well. If our assumption is not correct, please advise.

Response: The Company supplementally advises the staff that the “to be issued” modification previously included on page F-2 of Amendment No. 8 in the Report of Independent Registered Public Accounting Firm has been removed and the accountant’s consent has been attached as Exhibit 23.2 to the Registration Statement.

Exhibits List

7.	Revise to remove the term “Form of” from the description of the legal opinion.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page II-5 of the Registration Statement and the updated unnumbered Exhibits list therein.

*****

April 5, 2010

Should you require further clarification of the matters discussed in this letter or in the amended Registration Statement, please contact me or Adrian L. Bell at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc:	William A. Smith II

Vice President, General Counsel and Secretary, Metals USA Holdings Corp.

LizabethAnn R. Eisen

Cravath, Swaine & Moore LLP